Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 866.974.7329

April 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Lauren Hamill

Re:	ALX Oncology Holdings Inc.

Registration Statement on Form S-3

Filed March 6, 2025

File No. 333-285620 Acceleration Request

Requested Date:   April 24, 2025

Requested Time:  4:05 p.m. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALX Oncology Holdings Inc. (the “Company”) hereby respectfully requests that the above referenced Registration Statement on Form S-3 (File No. 333-285620) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Michael Coke at (650) 565-3596 or Christina Poulsen at (650) 849-3245.

Please direct any questions or comments regarding this acceleration request to Michael Coke or Christina Poulsen.

[Signature Page Follows]

AUSTIN  BOSTON  BOULDER  BRUSSELS  HONG KONG  LONDON  LOS ANGELES  NEW YORK  PALO ALTO

SALT LAKE CITY  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON, DE

Securities and Exchange Commission

April 23, 2025

Sincerely,

ALX Oncology Holdings Inc.

/s/ Harish Shantharam

Harish Shantharam
Chief Financial Officer

cc:	Jason Lettmann, ALX Oncology Holdings Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, Professional Corporation